

October 15, 2021

William Ralston
Chief Executive Officer
Singlepoint Inc.
2999 North 44th Street Suite 530
Phoenix, AZ

> **Re: Singlepoint Inc.**
> **Registration Statement on Form S-1**
> **Filed September 29, 2021**
> **File No. 333-259876**

Dear Mr. Ralston:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Selling Stockholder, page 18

1.   Please revise to include the information required by Item 507 of Regulation S-K.

Exhibit Index, page II-3

2.   Please revise to file the equity financing agreement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services